UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 243798 10 5

1	NAMES OF REPORTING PERSONS: Malik Youyou

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FRANCE

	7	SOLE VOTING POWER:

NUMBER OF		74,675,331*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,675,331*

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

74,675,331*

* Malik Youyou beneficially owns 74,675,331 shares of common stock of Deep Well Oil & Gas, Inc. (“Deep Well”). Of such shares, Mr. Youyou directly owns (i) 33,146,472 shares of common stock and (ii) presently exercisable warrants to acquire 36,471,630 shares of common stock of Deep Well. In addition, Mr. Youyou indirectly owns 5,057,229 shares of common stock of Deep Well through Westline Enterprises Limited, a corporation of which Mr. Youyou is the sole stockholder.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

52.1% **

** As of November 7, 2008, Deep Well has 106,774,258 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou currently has 38,203,701 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants to acquire an additional 36,471,630 shares of Deep Well’s common stock, Mr. Youyou would have 52.1% of the issued and outstanding common stock of the Deep Well. Mr. Youyou has not exercised any warrants as of the date of this report.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2008 and amended on July 1, 2008 and August 19, 2008 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 3 amends and restates in there entirely Items 3, 4, 5 and 6 of the Original 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Pursuant to a subscription agreement dated August 14, 2008 and effective October 31, 2008, we closed the second tranche of a private placement (the “Second Tranche”) to one investor (the “Subscriber”) of an aggregate of 12,500,000 units (“Units”) at a price of US$0.40 per Unit, for total gross proceeds of US$5,000,000. Each Unit is comprised of one (1) common share (“Common Share”), one (1) Common Share purchase warrant (“Whole Warrant”) and 0.16 of one Common Share purchase warrant (“Additional Fractional Warrant”). Each Whole Warrant entitles the holder to purchase one (1) Common Share at a price of US$0.60 per Common Share for a period of three years from the date of closing. Each Additional Fractional Warrant entitles the holder to purchase 0.16 of one Common Share at a price of US$0.80 for a period of three years from the date of closing. The Whole Warrants and the Additional Fractional Warrants expire on October 31, 2011. The units were issued pursuant to Regulation S under the Securities Act of 1933, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Youyou acquired the Units for investment purposes in a private offering from Deep Well, as stated in Item 3 above. Except as disclosed below, Youyou does not have any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Deep Well, or the disposition of securities of Deep Well;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Deep Well or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Deep Well or any of its subsidiaries;

(d) any change in the present board of directors or management of Deep Well, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Deep Well;

(f) any other material change in Deep Well business or corporate structure;

(g) changes in Deep Well's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Deep Well by any person;

(h) causing a class of securities of Deep Well to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Deep Well becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, in connection with Youyou’s acquisition of the Units reported hereunder, The Board of Directors of Deep Well added Youyou to the Board of Directors. Youyou accepted the position on August 20, 2008.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See Page 2.

(b)	See Page 2.

(c)
Malik Youyou directly and indirectly acquired the following transactions in Deep Well’s common stock since the filing of
Youyou’s Schedule 13D Amendment #2 filed with the SEC on August 19, 2008 by way of the following:

Transaction Date	Number of Shares Acquired	Price Per Share	Method of Transaction	Indirect (I) or Direct (D)
October 9, 2008	15,000	$0.20	Open Market Transaction	I (1)
October 10, 2008	100,000	$0.20	Open Market Transaction	I (1)
October 10, 2008	50,000	$0.20	Open Market Transaction	I (1)
October 10, 2008	10,000	$0.20	Open Market Transaction	I (1)
October 13, 2008	55,000	$0.20	Open Market Transaction	I (1)
October 13, 2008	100,000	$0.20	Open Market Transaction	I (1)
October 14, 2008	355,000	$0.22	Open Market Transaction	I (1)
October 15, 2008	4,000	$0.22	Open Market Transaction	I (1)
October 16, 2008	5,000	$0.22	Open Market Transaction	I (1)
October 20, 2008	151,932	$0.22	Open Market Transaction	I (1)
October 21, 2008	189,068	$0.22	Open Market Transaction	I (1)
October 22, 2008	50,000	$0.22	Open Market Transaction	I (1)
October 31, 2008	12,500,000	$0.40	Private Placement	D (2)

TOTAL	13,585,000

(1) Westline Enterprises Limited; Malik Youyou owns 100% of Westline Enterprises Limited capital stock.
(2) See Item 3 above.

(d) No person is known to Youyou to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Deep Well beneficially held by Youyou.

(e) N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Youyou and any other person with respect to any securities of Deep Well.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2008
Date

/s/ Malik Youyou
Signature

Malik Youyou
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).